Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	June 27,	June 29,	June 30,
	2008	2007	2006
	(In millions except ratios)

Earnings:
Net Income	$444.2	$480.4	$237.9
Plus: Income Taxes	201.5	190.9	142.9
Fixed Charges	71.5	52.9	46.7
Amortization of Capitalized Interest	—	—	—
Less: Interest Capitalized During the Period	(0.1)	—	—
Undistributed Earnings in Equity Investments	—	—	—

	$717.1	$724.2	$427.5

Fixed Charges:
Interest Expense	$55.7	$41.1	$36.5
Plus: Capitalized Interest	0.1	—	—
Interest Portion of Rental Expense	15.7	11.8	10.2

	$71.5	$52.9	$46.7

Ratio of Earnings to Fixed Charges	10.03	13.69	9.15